                                               Filed pursuant to Rule 424(b)(5)
                                                          File number 333-33248
                                                       File number 333-33248-01

Prospectus Supplement
To prospectus dated April 17, 2000

[MELLON LOGO]
MELLON FUNDING CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF MELLON FINANCIAL CORPORATION)

$400,000,000
4 7/8% SENIOR NOTES DUE 2007

FULLY AND UNCONDITIONALLY GUARANTEED BY

MELLON FINANCIAL CORPORATION
Interest payable June 15 and December 15

ISSUE PRICE: 99.806%

Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2002. The notes will mature on June 15, 2007.

The notes will be issued by Mellon Funding Corporation and will be senior debt securities. The notes will rank equally with all other unsecured senior indebtedness of Mellon Funding Corporation. The notes will be fully and unconditionally guaranteed on a senior basis as to payment of principal and interest by Mellon Financial Corporation, the parent corporation of Mellon Funding Corporation. The guarantee of the notes will be a senior obligation of Mellon Financial Corporation and will rank equally with all of Mellon Financial Corporation's other unsecured senior indebtedness.

The notes are not redeemable prior to their maturity. There is no sinking fund for the notes.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These notes are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

---------------------------------------------------------------------------------------------------------------
                                                       PRICE TO          UNDERWRITING        PROCEEDS TO MELLON
                                                      PUBLIC (1)          DISCOUNTS           BEFORE EXPENSES
---------------------------------------------------------------------------------------------------------------
Per Note                                                  99.806%             0.600%                 99.206%
Total                                                $399,224,000         $2,400,000            $396,824,000
---------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 10, 2002.

The notes are not and will not be listed on any securities exchange. Currently, there is no established trading market for the notes.

We expect to deliver the notes to investors through the book-entry system of The Depository Trust Company on or about June 10, 2002.

JPMORGAN
                BEAR, STEARNS & CO. INC.
                                GOLDMAN, SACHS & CO.
                                              MELLON FINANCIAL MARKETS, LLC

June 3, 2002

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT           PAGE
        ---------------------           ----
About This Prospectus Supplement.....    S-2
Forward-Looking Statements...........    S-4
Mellon Financial Corporation.........    S-5
Mellon Funding Corporation...........    S-5
Use of Proceeds......................    S-6
Regulatory Considerations............    S-6
Mellon Financial Corporation
  Capitalization.....................    S-7
Mellon Financial Corporation and
  Subsidiaries Consolidated Selected
  Historical Financial Data..........    S-8
Ratios of Earnings to Fixed
  Charges............................   S-10
Description of Notes and
  Guarantees.........................   S-11
Regarding the Trustee................   S-12
Underwriting.........................   S-13
Validity of the Notes and
  Guarantees.........................   S-15
Experts..............................   S-15
Where You Can Find More
  Information........................   S-16

             PROSPECTUS                 PAGE
             ----------                 ----
The Company..........................      2
Use of Proceeds......................      2
Regulatory Considerations............      2
Description of Debt Securities and
  Guarantees.........................      3
Regarding the Trustees...............     13
Tax Considerations...................     13
Plan of Distribution.................     13
Validity of the Debt Securities and
  Guarantees.........................     14
Where You Can Find More
  Information........................     15
Experts..............................     15

                             ----------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

        These offering materials consist of two documents: (a) this prospectus supplement, which describes the terms of the notes that we are currently offering, and (b) the accompanying prospectus, which provides general information about our debt securities, some of which may not apply to the notes that we are currently offering. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus.

        At varying places in this prospectus supplement and the prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the prospectus can be found is listed above in the Table of Contents. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make any representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus and any documents incorporated by reference is accurate after the dates on the front covers of each of this prospectus supplement and the accompanying prospectus and after the date of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        The distribution of this prospectus supplement and the accompanying prospectus or any part of these documents and the offer and sale of the notes may be restricted by law in certain jurisdictions. If you possess this prospectus supplement and the accompanying prospectus, you should inform yourself about and observe any such restrictions. This prospectus supplement and the accompanying prospectus are not offering to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The notes offered by this prospectus supplement are registered with the Securities and Exchange Commission under a registration statement (333-33248 and 333-33248-01) that was declared effective on April 17, 2000.

                           FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in them contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including among other things:

        - changes in political and economic conditions;

        - competitive product and pricing pressures within our markets;

        - equity and fixed-income market fluctuations;

        - the effects of the adoption of new accounting standards;

        - personal and corporate customers' bankruptcies;

        - inflation;

        - acquisitions and integrations of acquired businesses;

        - technological change;

        - changes in law;

        - changes in fiscal, monetary, regulatory, trade and tax policies;

        - monetary fluctuations;

        - success in gaining regulatory approvals when required;

        - success in the timely development of new products and services;

        - interest rate fluctuations;

        - consumer spending and saving habits; and

        - the effects of recent and any further terrorist acts and the results of the war on terrorism.

        These forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

                          MELLON FINANCIAL CORPORATION

        Mellon Financial Corporation is a global financial services company incorporated under the laws of Pennsylvania in August 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. We provide a comprehensive range of financial products and services in domestic and selected international markets. For corporations and institutions, we provide asset management, trust and custody, securities lending, foreign exchange, defined contribution and defined benefit plan services, fund administration, human resources consulting and outsourcing services, investor services and cash management. For relationship customers, we also provide credit and capital market services. For individual investors, we provide mutual funds, separately managed accounts, annuities, private wealth management and private banking. At March 31, 2002, we had total assets of $32.7 billion, loans net of reserve for credit losses of $9.4 billion and total shareholders' equity of $3.4 billion. Our income from continuing operations for the quarter ended March 31, 2002 was $211 million and for the year ended December 31, 2001 was $436 million.

        Our asset management companies, which include The Dreyfus Corporation, Newton Investment Management, Founders Asset Management, LLC and Standish Mellon Asset Management Company LLC, as well as eleven additional investment management boutiques, provide investment products in many asset classes and investment styles. Dreyfus, headquartered in New York, New York, serves primarily as an investment adviser and manager of mutual funds. Newton is a leading U.K.-based investment manager that provides investment management services to institutional, private and retail clients. Founders, headquartered in Denver, Colorado, is a manager of growth-oriented equity mutual funds and other investment portfolios. Standish Mellon is a Boston-based provider of investment management services to institutional clients. We provide retirement and benefits consulting services through Buck Consultants, Inc., which is headquartered in New York, New York, and shareholder services through Mellon Investor Services, LLC, which is headquartered in Ridgefield Park, New Jersey.

        We were originally formed as a holding company for Mellon Bank, N.A., which has its executive offices in Pittsburgh, Pennsylvania. With its predecessors, Mellon Bank has been in business since 1869. Our banking subsidiaries include Boston Safe Deposit and Trust Company (headquartered in Boston), Mellon United National Bank (headquartered in Miami), Mellon Bank (DE) National Association (headquartered in Wilmington, DE) and Mellon lst Business Bank (headquartered in Los Angeles), in addition to Mellon Bank, N.A. They engage in trust and custody, investment management services, commercial banking and various securities-related activities. The deposits of the banking subsidiaries are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

        Our principal executive office is located at One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone 412-234-5000).

                           MELLON FUNDING CORPORATION

        Mellon Funding Corporation, a wholly owned subsidiary of Mellon Financial Corporation, is incorporated in Pennsylvania. It functions as a financing entity for the parent corporation and our subsidiaries and affiliates by issuing commercial paper and other debt guaranteed by Mellon Financial Corporation. Financial data for Mellon Funding Corporation is combined with Mellon Financial Corporation and with Mellon Capital I and Mellon Capital II, special purpose business trusts formed by Mellon Financial Corporation for the sole purpose of issuing capital securities, for financial reporting purposes due to the limited function of Mellon Funding Corporation and the unconditional guarantees by Mellon Financial Corporation of all of the obligations of Mellon Funding Corporation, Mellon Capital I and Mellon Capital II.

                                USE OF PROCEEDS

        Mellon Funding Corporation will use the net proceeds from the sale of the notes to make loans to Mellon Financial Corporation and its subsidiaries and affiliates. Mellon Financial Corporation and its subsidiaries and affiliates will use the proceeds of these loans for general corporate purposes, which may include acquisitions, and repayments and redemptions of outstanding indebtedness. The precise amounts and time of the application of proceeds will depend upon the funding requirements of Mellon Financial Corporation and its subsidiaries and affiliates.

                           REGULATORY CONSIDERATIONS

        Mellon Funding Corporation's source of funds to pay service on its debt is Mellon Financial Corporation and its subsidiaries. Mellon Financial Corporation is a legal entity separate and distinct from its bank and other subsidiaries. Its principal source of funds to make capital contributions or loans to Mellon Funding Corporation and to honor its guarantee of debt issued by Mellon Funding Corporation is dividends from its subsidiaries.

        Various federal and state statutes and regulations limit the amount of dividends that may be paid to Mellon Financial Corporation by its bank subsidiaries without regulatory approval. Mellon Financial Corporation's principal bank subsidiary, Mellon Bank, N.A., is a national bank. A national bank must obtain the prior approval of the Comptroller of the Currency to pay a dividend if the total of all dividends declared by the bank in any calendar year would exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of any preferred stock. In addition, a national bank may pay dividends only to the extent of its undivided profits. Mellon Financial Corporation's state-chartered bank subsidiaries also are subject to dividend restrictions under applicable state law.

        Under the foregoing dividend restrictions, Mellon Financial Corporation's bank subsidiaries can, without prior regulatory approval, declare dividends subsequent to March 31, 2002 of up to approximately $856 million of their retained earnings of approximately $1.719 billion at March 31, 2002, less any dividends declared and plus or minus net profits or losses, as defined, earned between April 1, 2002 and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on banks. Mellon Financial Corporation's bank subsidiaries exceed these minimum requirements. Mellon Financial Corporation's bank subsidiaries declared dividends to Mellon Financial Corporation of $151 million in the first three months of 2002, $739 million in 2001 and $944 million in 2000. Dividends paid to Mellon Financial Corporation by non-bank subsidiaries totaled $6 million in the first three months of 2002, $55 million in 2001 and $41 million in 2000. In addition, Mellon Financial Corporation's bank and non-bank subsidiaries did not return any capital in the first three months of 2002. Mellon Financial Corporation's bank and non-bank subsidiaries returned $2.256 billion of capital in 2001 and $675 million in 2000.

                  MELLON FINANCIAL CORPORATION CAPITALIZATION

        The following table sets forth the consolidated capitalization of Mellon Financial Corporation and its subsidiaries at March 31, 2002 and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. You should read this table in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001 and contained in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2002, each of which is incorporated into this prospectus supplement and the accompanying prospectus by reference.

--------------------------------------------------------------------------------------
                                                                   MARCH 31, 2002
                                                              ------------------------
--------------------------------------------------------------------------------------
                (DOLLAR AMOUNTS IN MILLIONS)                  ACTUAL         PRO FORMA
Commercial paper............................................  $   126         $   126
Notes and debentures:
  Parent Corporation:
       Floating Rate Senior Notes due 2002 (2.32% at March
        31, 2002)...........................................      400             400
       5 3/4% Senior Notes due 2003.........................      311             311
       6 7/8% Subordinated Debentures due 2003..............      154             154
       6% Senior Notes due 2004.............................      207             207
       7 1/2% Senior Notes due 2005.........................      321             321
       6.70% Subordinated Debentures due 2008...............      247             247
       6 3/8% Subordinated Debentures due 2010..............      343             343
       6 3/8% Senior Notes due 2011(A)......................      320             320
       6.40% Subordinated Notes due 2011....................      298             298
       4 7/8% Senior Notes due 2007.........................        -             400
  Mellon Bank, N.A.:
       Medium Term Bank Notes due 2002-2007 (1.40% to 8.55%
        at March 31, 2002)..................................      105             105
       6 3/4% Subordinated Notes due 2003...................      156             156
       6 1/2% Subordinated Notes due 2005...................      260             260
       7% Subordinated Notes due 2006.......................      313             313
       7 3/8% Subordinated Notes due 2007...................      322             322
       7 5/8% Subordinated Notes due 2007...................      252             252
                                                              -------         -------
          Total notes and debentures........................    4,009           4,409
                                                              -------         -------
          Total commercial paper, notes and debentures......    4,135           4,535
                                                              -------         -------
Guaranteed Preferred Beneficial Interests in Corporation's
  Junior Subordinated Deferrable Interest Debentures, Series
  A.........................................................      488             488
Guaranteed Preferred Beneficial Interests in Corporation's
  Junior Subordinated Deferrable Interest Debentures, Series
  B.........................................................      497             497
Shareholders' equity:
     Common stock -- $.50 par value
       Authorized -- 800,000,000 shares
       Issued -- 588,661,920 shares.........................      294             294
     Additional paid-in capital.............................    1,875           1,875
     Retained earnings......................................    5,230           5,230
     Accumulated unrealized gain, net of tax................       10              10
     Treasury stock of 147,638,988 shares at cost...........   (4,000)         (4,000)
                                                              -------         -------
          Total shareholders' equity........................    3,409           3,409
                                                              -------         -------
          Total capitalization..............................  $ 8,529         $ 8,929
--------------------------------------------------------------------------------------

(A) Amount was translated into U.S. dollars on a basis of U.S.$1.42 to L1, the rate of exchange on March 31, 2002.

                 MELLON FINANCIAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

        Our results reflect a series of repositioning actions taken to sharpen our strategic focus as a high-growth, fee-based provider of financial services for institutions, corporations and affluent individuals.

        In the second quarter of 2001, we adopted the discontinued operations method of accounting in conjunction with reaching a definitive agreement to sell our mid-Atlantic region consumer, small business and certain middle market banking operations to Citizens Financial Group, Inc. ("Citizens"), and the June 2001 sales of the Mellon Leasing Corporation businesses that served mid-to-large corporations and vendors of small ticket equipment, and Mellon Business Credit. Reflected as discontinued operations are the results of those businesses, as well as Dreyfus Brokerage Services, which was sold in January 2002, and the disposition in December 2001 of loans and loan commitments to middle market companies not sold to Citizens, as well as jumbo and other consumer mortgages. In accordance with generally accepted accounting principles, earnings, assets and liabilities of these businesses are shown separately in our income statement and balance sheet. Accordingly, all information in this prospectus supplement reflects continuing operations unless otherwise noted.

        This summary has been derived from our unaudited financial statements. You should read the following financial data in conjunction with the financial statements including the related notes, which are incorporated by reference below under "Where You Can Find More Information" and in the accompanying prospectus.

------------------------------------------------------------------------------------------
                                                                  AT OR FOR THE THREE
                                                                      MONTHS ENDED
                                                                       MARCH 31,
                                                              ----------------------------
                                                                 2002              2001
                                                              (DOLLAR AMOUNTS IN MILLIONS,
                                                               EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------
Income Statement Data (A):
  Fee and other revenue.....................................   $   943           $   777
  Net interest revenue......................................       156               140
  Provision for credit losses...............................         4               (15)
                                                               -------           -------
  Net interest revenue after provision for credit losses....       152               155
  Operating expense.........................................       772               623
  Provision for income taxes................................       112               110
                                                               -------           -------
       Income from continuing operations....................       211               199
  Discontinued operations:
  Income from operations after-tax..........................         2                65
  Net gain on disposals after-tax...........................         3                 -
                                                               -------           -------
       Income from discontinued operations (net of
        applicable tax expense of $3 and $39)...............         5                65
                                                               -------           -------
Net income..................................................   $   216           $   264
                                                               -------           -------
Earnings Per Share:
  Continuing operations (B):
     Basic..................................................   $   .48           $   .41
     Diluted................................................       .47               .41
  Net Income:
     Basic..................................................   $   .49           $   .55
     Diluted................................................       .48               .54
Per Share Data:
  Dividends.................................................   $   .12           $   .22
  Book value at period end..................................   $  7.73           $  8.13
  Average common shares and equivalents outstanding:
     Basic (in thousands)...................................   443,882           482,718
     Diluted (in thousands).................................   447,623           489,328

                 MELLON FINANCIAL CORPORATION AND SUBSIDIARIES
          CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA (CONTINUED)

------------------------------------------------------------------------------------------
                                                                  AT OR FOR THE THREE
                                                                      MONTHS ENDED
                                                                       MARCH 31,
                                                              ----------------------------
                                                                 2002              2001
                                                              (DOLLAR AMOUNTS IN MILLIONS,
                                                               EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------
Key Ratios:
  Return on assets (B) (C) (D)..............................      2.64%             2.48%
  Return on equity (B) (C) (D)..............................     24.79%            20.22%
  Net interest margin (C) (D) (E)...........................      2.91%             2.43%
  Dividends per common share as a percentage of:
     Basic net income per share (F).........................     24.58%            40.24%
     Diluted net income per share (F).......................     24.58%            40.24%
Continuing Balance Sheet Data -- Average Balances (C):
     Money market investments...............................   $ 2,536           $ 2,701
     Securities.............................................   $ 9,464           $ 8,709
     Loans..................................................   $ 9,079           $10,283
     Total interest-earning assets..........................   $22,242           $23,617
     Total assets...........................................   $33,035           $48,198
     Deposits...............................................   $17,504           $18,346
     Notes and debentures (with original maturities over one
      year).................................................   $ 4,040           $ 3,577
     Capital securities.....................................   $   973           $   989
     Total shareholders' equity.............................   $ 3,455           $ 3,992
Capital Ratios:
     Shareholders' equity to assets (G).....................     10.41%             8.37%
     Average shareholders' equity to average assets (C).....     10.46%             8.28%
     Tier I capital ratio (F) (G)...........................      8.70%             6.71%
     Total (Tier I plus Tier II) capital ratio (F) (G)......     13.55%            10.97%
     Leverage capital ratio (F).............................      7.69%             6.26%
Asset Quality Ratios:
  Reserve for credit losses as a percentage of:
     Total loans (G)........................................      1.35%             2.18%
     Nonperforming loans (G)................................       175%              122%
  Net credit losses as a percentage of average loans (C)
     (D)....................................................       .15%              .06%
  Nonperforming assets as a percentage of Tier I capital
     plus the reserve for credit losses (G).................      2.97%             6.13%
------------------------------------------------------------------------------------------

(A) In January 2002, we began to record customer expense reimbursements as revenue in accordance with a FASB staff announcement. We had historically reported expense reimbursement as a reduction of expenses. Prior period amounts have been reclassified.

(B) In accordance with FAS No. 142, goodwill was not amortized in the first quarter of 2002, but was being amortized in the first quarter of 2001. Continuing operations basic and diluted earnings per share for the first quarter of 2001, excluding the after-tax impact of the amortization of goodwill from purchase acquisitions of $17 million, were $.45 and $.44, respectively. Return on assets and return on equity, excluding the after-tax impact of goodwill from purchase acquisitions, were 2.68% and 21.90%, respectively, for the three months ended March 31, 2001.

(C)  Calculated on a daily average basis.

(D)  Calculated on an annualized basis.

(E) Calculated on a taxable equivalent basis, at a tax rate approximating 35%. Loan fees, nonaccrual loans and the related effect on income have been included in the calculation of the net interest margin.

(F)  Includes discontinued operations.

(G)  Period-end ratio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

        The following table sets forth certain information regarding our ratios of earnings to fixed charges. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of net rental expense, and amortization of debt issuance costs.

--------------------------------------------------------------------------------------------
                                        THREE MONTHS
                                           ENDED
                                         MARCH 31,            YEAR ENDED DECEMBER 31,
                                        ------------    ------------------------------------
                                        2002    2001    2001    2000    1999    1998    1997
--------------------------------------------------------------------------------------------
Mellon Financial Corporation (parent
  corporation)........................  4.07    3.00    3.73    4.56    4.15    2.24    3.01
Mellon Financial Corporation and its
  subsidiaries
     Excluding interest on deposits...  4.76    3.33    2.54    3.14    3.04    2.95    3.00
     Including interest on deposits...  3.51    2.28    1.78    2.33    2.26    1.97    1.94
--------------------------------------------------------------------------------------------

        Parent corporation ratios include the accounts of Mellon Financial Corporation, Mellon Funding Corporation, Mellon Capital I and Mellon Capital II. Here, earnings represent continuing income before taxes, plus the continuing fixed charges of Mellon Financial Corporation, but exclude equity in undistributed net income (loss) of subsidiaries. Consequently, these ratios vary with the payment of dividends by such subsidiaries.

        In the ratios for Mellon Financial Corporation and its subsidiaries, earnings represent continuing income before income taxes and the cumulative effect of a change in accounting principle, plus continuing fixed charges. We have presented these ratios both including and excluding interest on deposits in continuing fixed charges. The ratios for the full-year 2001 include a $362 million pre-tax charge for fair value adjustments of venture capital investments, a $62 million pre-tax charge for streamlining and other expenses and a $57 million pre-tax loss on the disposition of large corporate loans. Had these computations excluded these charges, the ratio of earnings to fixed charges would have been 3.63, excluding interest on deposits, and 2.33, including interest on deposits. The ratios for 1999 include a $127 million pre-tax net gain from divestitures and $56 million pre-tax of non-recurring expenses. Had these computations excluded the net gain from divestitures and nonrecurring expenses, the ratio of earnings to fixed charges would have been 2.92, excluding interest on deposits, and 2.18, including interest on deposits.

                      DESCRIPTION OF NOTES AND GUARANTEES

        The following description of the notes (referred to in the accompanying prospectus as the "debt securities") supplements the more general description of the debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities and Guarantees" in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. The following summary of certain terms of the notes and the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA as in effect on the date of the closing of the offering of the notes. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

GENERAL

        The 4 7/8% notes due 2007 offered hereby are a series of debt securities described in the accompanying prospectus.

        The notes will be senior unsecured obligations of Mellon Funding Corporation and will rank equally with all other unsecured and senior indebtedness of Mellon Funding Corporation. The notes will mature at 100% of their principal amount on June 15, 2007 and will be initially limited to an aggregate principal amount of $400,000,000. The indenture does not limit the aggregate principal amount of debt securities and related guarantees that may be issued thereunder, and Mellon Funding Corporation may, without the consent of holders of the notes, create and issue additional notes with related guarantees ranking equally with this series of notes and otherwise similar in all respects, except the issue date and issue price.

        The notes will bear interest at the rate per annum of 4 7/8% from June 10, 2002 or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable semiannually on June 15 and December 15 of each year, commencing on December 15, 2002, to the person in whose name the note is registered at the close of business on June 1 and December 1, as the case may be, next preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes and related guarantees will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

        We will issue the notes under an indenture, dated as of May 2, 1988, as supplemented by a first supplemental indenture, dated as of November 29, 1990, and a second supplemental indenture, dated as of June 12, 2000, among Mellon Funding Corporation, as issuer, Mellon Financial Corporation, as guarantor, and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee. The trustee will serve as security registrar and paying agent for the notes.

        The notes will be fully and unconditionally guaranteed as to payment of principal and interest on a senior unsecured basis by Mellon Financial Corporation, which guarantee will rank equally with all unsecured senior indebtedness of Mellon Financial Corporation.

        The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. The notes will trade in DTC's same-day funds settlement system until maturity. Purchases of notes in secondary market trading must therefore be in immediately available funds. Payment of principal of, and interest on, notes represented by one or more permanent global notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such permanent global note or notes. Except under the circumstances described in the accompanying prospectus under "Description of Debt Securities and Guarantees -- Special Situations When A Global Security Will Be Terminated," we will not issue the notes in definitive form.

REDEMPTION AND SINKING FUND

        The notes will not be redeemable prior to their stated maturity and will not be entitled to the benefit of a sinking fund.

DEFEASANCE

        The defeasance provisions described under "Description of Debt Securities and Guarantees -- Defeasance" in the accompanying prospectus will apply to the notes.

                             REGARDING THE TRUSTEE

        The trustee will be JPMorgan Chase Bank (formerly The Chase Manhattan
Bank). Our bank subsidiaries maintain deposit accounts and conduct other banking transactions with JPMorgan Chase in the ordinary course of their banking business.

        JPMorgan Chase is the Agent Bank and a participant in the $300 million revolving credit facility created to provide back-up support for Mellon Funding Corporation's commercial paper borrowings.

        JPMorgan Chase and Chase Manhattan Bank USA, N.A. (formerly Chase Manhattan Bank Delaware) act as trustees in connection with capital securities issued by Mellon Capital I and Mellon Capital II, special purpose business trusts formed by Mellon Financial Corporation.

        JPMorgan Chase is an affiliate of J.P. Morgan Securities Inc., one of the underwriters of the notes offered hereby.

                                  UNDERWRITING

        Subject to the terms and conditions in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below.

-------------------------------------------------------------------------------
UNDERWRITER                                                    PRINCIPAL AMOUNT
-------------------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................     $240,001,000
Bear, Stearns & Co. Inc. ...................................       53,333,000
Goldman, Sachs & Co. .......................................       53,333,000
Mellon Financial Markets, LLC ..............................       53,333,000
                                                                 ------------
Total.......................................................     $400,000,000
-------------------------------------------------------------------------------

        The underwriters are obligated to purchase all the notes if any of them are purchased.

        The underwriters initially propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price minus a concession of up to 0.350% of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250% of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

-------------------------------------------------------------------
PAID BY MELLON
-------------------------------------------------------------------
Per note....................................................   0.60%

        The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

        In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a short position. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while an offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess

Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent, nor will Market Axess Inc. act as a broker for any customer of J.P. Morgan Securities Inc. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        We estimate that our total out of pocket expenses for this offering, excluding underwriting discounts, will be approximately $300,000. The underwriters have agreed to reimburse us for certain of our out of pocket and other expenses in the aggregate amount of $600,000.

        The underwriters and their affiliates have performed and continue to perform investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Mellon Financial Markets, LLC, a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of Mellon Funding Corporation, will participate as an underwriter in the offering. Mellon Financial Markets, LLC is a member of the National Association of Securities Dealers, Inc. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                      VALIDITY OF THE NOTES AND GUARANTEES

        The validity of the notes and related guarantees will be passed upon for us by Carl Krasik, Associate General Counsel and Secretary of Mellon Financial Corporation, One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258, and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

        Mr. Krasik is a shareholder of Mellon Financial Corporation and holds options to purchase additional shares of Mellon Financial Corporation's common stock. Sullivan & Cromwell will rely on the opinion of Mr. Krasik as to all matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for us.

                                    EXPERTS

        The audited consolidated financial statements of Mellon Financial Corporation and subsidiaries incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by KPMG LLP, independent certified public accountants, as set forth in their report with respect thereto, and are incorporated herein and in the accompanying prospectus in reliance upon the authority of said firm as experts in auditing and accounting. Subsequent audited consolidated financial statements of Mellon Financial Corporation and subsidiaries and the reports thereon of Mellon Financial Corporation's independent public accountants, also will be incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the authority of the firm providing such reports as experts in doing so to the extent said firm has audited those consolidated financial statements and consented to the use of their reports thereon.

                      WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and additional documents that we may file with the SEC.

        The documents include periodic reports like annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as well as proxy statements.

        - Annual report on Form 10-K for the fiscal year ended December 31, 2001.

        - Current reports on Form 8-K dated January 4, 2002; January 15, 2002; January 31, 2002; April 16, 2002; and May 3, 2002.

        - Quarterly report on Form 10-Q for the quarter ended March 31, 2002.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        Mellon Financial Corporation
        One Mellon Center, Room 4826
        Pittsburgh, Pennsylvania 15258
        Attention: Corporate Secretary
        Telephone: (412) 234-5000

PROSPECTUS

                           MELLON FUNDING CORPORATION
                                 $1,500,000,000

                                DEBT SECURITIES
           UNCONDITIONALLY GUARANTEED BY MELLON FINANCIAL CORPORATION

By this prospectus, we may offer from time to time up to $1,500,000,000 of guaranteed debt securities. When we offer debt securities, we will provide you with a prospectus supplement describing the terms of the specific issue of debt securities including the offering price of the debt securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

We may sell these debt securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

                            ------------------------

The debt securities are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE DEBT SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 17, 2000.

                                  THE COMPANY

MELLON FINANCIAL CORPORATION

Mellon Financial Corporation, formerly Mellon Bank Corporation, is a global multibank financial holding company incorporated under the laws of the Commonwealth of Pennsylvania in August 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Our principal subsidiaries are Mellon Bank, N.A., The Boston Company, Inc., Buck Consultants, Inc., Newton Management Limited and a number of companies known as Mellon Financial Services Corporations.

Our principal executive office is located at One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

MELLON FUNDING CORPORATION

Mellon Funding Corporation, a wholly owned subsidiary of Mellon Financial Corporation, is incorporated in Pennsylvania. It functions as a financing entity for the corporation and our subsidiaries and affiliates by issuing commercial paper and other debt guaranteed by Mellon Financial Corporation.

                                USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, including working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, including outstanding commercial paper and other short-term indebtedness, if any, redemption or repurchase of shares of our outstanding common stock, funding of possible acquisitions, the satisfaction of other obligations, or for such other purposes as may be specified in the applicable prospectus supplement.

                           REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company, Mellon Financial Corporation is subject to regulation, supervision and examination of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended by the Gramm Leach Bliley Act. Mellon Financial Corporation's election to become a financial holding company became effective as of March 13, 2000.

For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to us, including regulatory limitations on the transfer of funds from bank subsidiaries, we refer you to our annual report on Form 10-K for the fiscal year ended December 31, 1999 and any other subsequent report filed with the SEC by us, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders.

Our earnings are affected by the legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the Office of the Comptroller of the Currency, which is the principal regulator of our bank subsidiaries, and the Federal Deposit Insurance Corporation, which insures, up to applicable limits, the deposits of all of our full-service banking subsidiaries. In addition, there are numerous governmental requirements and regulations which affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Depository institutions such as our bank subsidiaries are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other financial service subsidiaries that are subject to regulation, supervision and examination by the Federal Reserve, as well as other applicable state and federal regulatory agencies and self-regulatory organizations. For example, our brokerage and asset management subsidiaries are subject to supervision and regulation by the SEC, the NASD, the NYSE and state securities regulators. Our other nonbank subsidiaries may be subject to other laws and regulations of the federal government, the various U.S. states or the foreign countries in which they are authorized to do business.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by documents called "indentures." Each indenture is a contract between us and the institution, named in the applicable prospectus supplement, which acts as trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe later on page 12 under "Remedies If an Event of Default Occurs." Second, the trustee performs certain administrative duties for us.

This section and your prospectus supplement summarize all the material terms of each indenture and your debt security. They do not, however, describe every aspect of each indenture and your debt security. Each indenture and its associated documents, including your debt security, contain the full text of the matters described in this section and your prospectus supplement. Each indenture and the debt securities are governed by Pennsylvania law. A copy of each indenture has been filed with the SEC. See "Where You Can Find More Information" on page 15 for information on how to obtain a copy.

DEBT SECURITIES

We may issue either senior debt securities or subordinated debt securities. The senior and subordinated debt securities are issued under different indentures and may have different trustees. The forms of subordinated indenture and senior indenture are exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" on page 15 for information on how to obtain a copy. When we refer to the indenture we mean both the senior indenture and the subordinated indenture unless we indicate otherwise. When we refer to the trustee, we mean both the senior trustee and the subordinated trustee unless we indicate otherwise.

We may issue as many distinct series of debt securities under each indenture as we wish. We are not limited to an aggregate principal amount of debt securities under either indenture. This section summarizes terms of the debt securities that are common to all series. We also include references in parentheses to certain sections of the indenture.

Most of the material financial and other specific terms of the debt securities particular to your series will be described in the prospectus supplement relating to your series. The prospectus supplement relating to your series of debt securities will describe the following terms of your series:

- the title of your series of debt securities;

- any limit on the aggregate principal amount or initial offering price of your series of debt securities;

- the date or dates on which your series of debt securities will mature;

- the annual rate or rates (which may be fixed or variable) at which your series of debt securities will bear interest, if any, and the date or dates from which the interest, if any, will accrue;

- the dates on which interest, if any, on your series of debt securities will be payable and the regular record dates for those interest payment dates;

- the place where the principal and interest are payable;

- the person to whom interest is payable if other than the registered holder on the record date;

- any mandatory or optional sinking funds or analogous provisions or provisions for redemption at your option;

- the date, if any, after which and the price or prices at which your series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

- if other than denominations of $1,000 and any integral multiple thereof, the denomination in which your series of debt securities will be issuable;

- if other than the principal amount thereof, the portion of the principal amount of your series of debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

- any events of default in addition to those in the indenture;

- any other covenant or warranty in addition to those in the indenture;

- if debt securities are sold for one or more foreign currencies or foreign currency units, or principal, interest or premium are payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, and other information regarding the issue and currency or currency units;

- the currency of payment of principal, premium, if any, and interest on your series of debt securities if other than in U.S. dollars;

- any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on your series of debt securities;

- if the principal of and premium, if any, or interest on the series of debt securities are to be payable, at our or your election, in a coin or currency other than that in which the debt securities are to be payable, the coin or currency of payment, the period or periods within which, and the terms and conditions upon which the election may be made;

- the applicability of the provisions described under "Defeasance" on page 10;

- whether any debt securities will be certificated securities or will be issued in the form of one or more global securities and the depositary for the global security or securities;

- whether your series of debt securities are subordinated debt securities or senior debt securities;

- if your series of debt securities are subordinated debt securities, whether the subordination provisions summarized below or different subordination provisions will apply;

- if debt securities are sold bearing no interest or below market interest, known as original issue discount securities, amounts payable upon acceleration and special tax, accounting and other considerations;

- the price or prices at which your series of debt securities will be issued;
  and

- any other material terms of your series of debt securities.

Those terms may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your series to be described in the prospectus supplement.

GUARANTEES

Mellon Financial Corporation will unconditionally guarantee the punctual payment of the principal, any premium, any interest and any sinking fund payments on the debt securities when they become due from maturity, acceleration, redemption or otherwise. The guarantees of the senior debt securities rank equally with all other general credit obligations of Mellon Financial Corporation. The guarantees of the subordinated debt securities are subordinate to all senior debt of Mellon Financial Corporation.

Because Mellon Financial Corporation is a holding company, the rights of our creditors, including you if you hold debt securities and the guarantees are enforced, to share in distributions from any subsidiary, will be subject to prior claims of that subsidiary's creditors, including depositors if the subsidiary is a bank. Regulatory considerations also impact the transfer of funds from bank subsidiaries as we discuss in "Regulatory Considerations."

LEGAL OWNERSHIP OF DEBT SECURITIES

We refer to those who have debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the "holders" of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names as indirect holders of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating insti-tutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

Under each indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities, and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

STREET NAME HOLDERS

In the future, we may terminate a global security or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in "street name". Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

LEGAL HOLDERS

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose-e.g., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture-we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

- how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

WHAT IS A GLOBAL SECURITY?

We will issue each debt security in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depositary Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under "Special Situations When a Global Security Will Be Terminated". The global security may be a master global security, although your prospectus supplement will not indicate whether it is a master global security. If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

- an investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

- an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "Legal Ownership of Debt Securities" above;

- an investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

- an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

- the depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

- financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, the choice of whether to hold the debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under "Legal Ownership of Debt Securities".

The special situations for termination of a global security are as follows:

- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

- if we notify the trustee that we wish to terminate that global security; or

- if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default" on page 11.

If a global security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

The remainder of this description summarizes:

- ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

- your rights under several SPECIAL SITUATIONS, such as if we merge with another company or if we want to change a term of the debt securities;

- promises, or RESTRICTIVE COVENANTS, we make to you about how we will run our business or business actions we promise not to take; and

- your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued:

- only in fully registered form;

- without interest coupons; and

- in denominations of $1,000 and any integral multiple of $1,000. (Section 302)

You may have your debt securities broken into more debt securities of permitted smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section
305) This is called an "exchange."

The entity performing the role of maintaining the list of registered direct holders is called the "security registrar." It will also perform exchanges and transfers. You may exchange or transfer debt securities at the office of the security registrar. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership. (Section 305)

When we designate a securities registrar, it will be named in the prospectus supplement according to the terms of the indenture. We have agreed to appoint an office or agency in New York City for you to transfer or exchange debt securities having New York as the place of payment. (Section 1102)

PAYMENT AND PAYING AGENTS

We will pay interest, principal and any other money due on the debt securities at payment offices that we designate. These offices are called paying agents. You must make arrangements to have your payments picked up at that office. We may also choose to pay interest by mailing checks to the address specified in the security register. (Section 1102)

We will pay interest to you if you are a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and will be stated in the prospectus supplement. (Section
307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "accrued interest."

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of three years after the amount is due to direct holders will be repaid to us. After that three-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1103)

"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

NOTICES

Notices to be given to holders of a global debt security will be given only to the depositary. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee's records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder will affect the sufficiency of any notice given to another holder.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE NOTICES.

SPECIAL SITUATIONS

MERGERS AND SIMILAR EVENTS

Mellon Financial Corporation and Mellon Funding Corporation are each generally permitted to consolidate or merge with another entity. Each is also permitted to sell or lease substantially all of its assets to another company, or to buy or lease substantially all of the assets of another entity. However, neither may take any of these actions unless the following conditions, among others, are met:

- Where either entity merges out of existence or sells or leases substantially all its assets, the other party to the transaction must agree to be legally responsible for the obligations on the applicable debt securities.

- The merger, sale of assets or other transaction must not cause an event of default under the senior indenture in the case of the senior debt securities or an event of default or a default under the subordinated indenture in the case of the subordinated debt securities, and none must have already occurred, unless the merger or other transaction would cure the event of default or default. An event of default under the senior indenture is described on page
  11. A default or event of default under the subordinated indenture is described on page 11. (Sections 901 and 903)

MODIFICATION AND WAIVER

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

- change the payment due date of the principal or interest;

- reduce any amounts due;

- reduce the principal amount, the amount payable upon acceleration of the maturity after default, the interest rate or the redemption price;

- change the place or currency of payment;

- impair your right to sue for payment;

- if your debt securities are subordinated debt securities, modify the subordination provisions in a manner that is adverse to you;

- reduce the percentage of direct holders whose consent is needed to modify or amend the indenture;

- reduce the percentage of direct holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive defaults;

- modify any other aspect of the provisions dealing with modification and waiver of the indenture; and

- modify the terms of the guarantees in a way that is adverse to you. (Section
  1002)

Changes Requiring a Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by direct holders of debt securities of the particular series affected. A vote by direct holders owning 66 2/3% of the principal amount of the particular series would be required for us to obtain a waiver of all or part of the restrictive covenants described later on this page under "Restrictive Covenants". (Section 1108) A vote by direct holders of a majority of the principal amount of the particular series may waive a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 613)

Changes Not Requiring Approval. The third type of change does not require any approval by direct holders. This type is limited to clarifications and certain other changes that would not adversely affect holders. Nor do we need any approval to make any change that affects only debt securities to be issued under each indenture after the changes take effect. (Section 1001)

We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities or other debt securities. (Section 1002)

RESTRICTIVE COVENANTS

THE SENIOR INDENTURE LIMITS HOW WE MAY DISPOSE OF VOTING STOCK OF MELLON FUNDING CORPORATION OR MELLON BANK, N.A.

Under the senior indenture, Mellon Financial Corporation cannot assign, sell, grant a security interest in or otherwise dispose of any shares or rights to obtain shares with general voting power, other than directors' qualifying shares, of Mellon Bank, N.A. or Mellon Funding Corporation. Also, we may not permit Mellon Bank, N.A. or Mellon Funding Corporation to issue any shares or rights to obtain shares with general voting power of Mellon Bank, N.A. or Mellon Funding Corporation. However, in the case of Mellon Bank, N.A., any of such transactions are permitted:

- that are for fair market value on the date of action; and

- where, after the transaction, Mellon Financial Corporation owns at least 80% of the shares of issued and outstanding voting stock of Mellon Bank, N.A.

We cannot allow Mellon Bank, N.A. or Mellon Funding Corporation to merge or consolidate with another company or sell, grant a security interest in or lease substantially all of its assets unless, in the case of Mellon Bank, N.A.:

- the transaction is for fair market value, unless to or with a company in which Mellon Financial

  Corporation owns at least 80% of the shares of issued and outstanding voting stock; and

- after the transaction, Mellon Financial Corporation owns at least 80% of the shares of issued and outstanding voting stock of Mellon Bank, N.A. (Section
  1107)

All of the above restrictions are subject to the merger provisions described above under "Mergers and Similar Events."

THE SUBORDINATED INDENTURE LIMITS HOW WE MAY DISPOSE OF VOTING STOCK OF MELLON FUNDING CORPORATION

Under the subordinated indenture, Mellon Financial Corporation cannot, subject to the merger provisions, sell, assign, grant a security interest in or otherwise dispose of any shares or rights to obtain shares with general voting power of Mellon Funding Corporation. Mellon Financial Corporation cannot permit, subject to the merger provisions, Mellon Funding Corporation to:

- issue shares or securities convertible into shares with general voting power, except to us;

- merge or consolidate with a person other than us;

- sell, assign, grant a security interest in or otherwise dispose of or lease substantially all of its assets. (Section 1107)

Unless the prospectus supplement provides otherwise, the indentures contain no covenants specifically designed to protect you in the event of a highly leveraged transaction involving Mellon Financial Corporation, Mellon Funding Corporation or Mellon Bank, N.A.

DEFEASANCE

The following discussion of "full defeasance" and "covenant defeasance" will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities, called "full defeasance," if the following things happen:

- We must irrevocably deposit in trust for the benefit of all holders of the debt securities a combination of money, U.S. government or U.S. government agency notes or bonds or other arrangements specified in the applicable prospectus supplement that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

- There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves. Under current federal tax law, the deposit and our legal release from the debt security would be treated as though we took back your debt security and gave you your share of the cash and government bonds deposited in trust. In that event, you could recognize gain or loss on your debt security.

- We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above and confirming that any securities of this series which are then listed on the New York Stock Exchange will not be delisted as a result of such deposit.

If we ever fully defease your debt security, you will have to rely solely on the trust deposit for payments on your debt security. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. In the case of subordinated debt securities, you would also be released from the subordination provisions on the subordinated debt securities described later under "Subordination of the Subordinated Debt Securities" on page 12.

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants relating to your debt security. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay your debt security. In the case of subordinated debt securities, you would be released from the subordination provisions on your subordinated debt security described later on page 12. To achieve covenant defeasance, we must do the following:

- Deposit in trust for the benefit of the holders of the debt securities a combination of money and

  U.S. government or U.S. government agency notes or bonds or other arrangements specified in the applicable prospectus supplement that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

- Deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves.

DEFAULT AND RELATED MATTERS

RANKING

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations, and therefore they rank equally with all other unsecured and unsubordinated indebtedness of Mellon Funding Corporation. The guarantees of the senior debt securities rank equally with all other unsecured and unsubordinated indebtedness of Mellon Financial Corporation. The subordinated debt securities and guarantees are subordinated to some of our existing and future debt and other liabilities. See "Subordination of Subordinated Debt Securities" on page 12 for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties.

EVENTS OF DEFAULT

You will have special rights if an "event of default" occurs and is not cured, as described later in this subsection. The events of default for the senior debt securities are different than those for the subordinated debt securities.

The Senior Indenture. Under the senior indenture, the term "event of default" for senior securities means any of the following:

- we do not pay the principal or any premium on a senior debt security of that series on its due date;

- we do not pay interest on a senior debt security of that series within 30 days of its due date;

- we do not deposit any sinking fund payment for a senior debt security of that series on its due date;

- we remain in breach of the restrictive covenant described previously under "The Senior Indenture Limits How We May Dispose of Voting Stock of Mellon Funding Corporation or Mellon Bank, N.A." or any other covenant made in the senior indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

- Mellon Financial Corporation, Mellon Funding Corporation or Mellon Bank, N.A. files for bankruptcy or other events in bankruptcy, insolvency or reorganization occur; and

- any other event of default described in the prospectus supplement occurs. (Section 601)

The Subordinated Indenture. Under the subordinated indenture, the term "event of default" is defined as being only those events involving the bankruptcy, insolvency or reorganization of Mellon Financial Corporation or Mellon Bank, N.A. (Section 601) The subordinated indenture does not define an "event of default" as including, or provide for rights of acceleration of the subordinated securities when:

- an event of bankruptcy, insolvency or reorganization is of Mellon Funding Corporation alone; or

- a default in payment of principal or interest or failure to perform covenants or agreements in the subordinated debt securities or subordinated indenture occurs.

Under the subordinated indenture, the term "default" means any of the following:

- we do not pay the principal or any premium on a subordinated debt security on its due date;

- we do not pay interest on a subordinated debt security within 30 days of its due date;

- we remain in breach of any covenant or warranty in the subordinated indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

If a default occurs, the trustee can demand payment of amounts then due and payable on the subordinated debt securities and, in its discretion, proceed to enforce any covenant. Upon a default, the trustee may not act to accelerate the subordinated securities.

Remedies If an Event of Default Occurs. If an event of default has occurred with respect to debt securities of any series and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. The notice must be in writing to Mellon Funding Corporation and Mellon Financial Corporation. This is called a "declaration of acceleration of maturity." A declaration of acceleration of maturity may be canceled by the direct holders of at least a majority in principal amount of the debt securities of the affected series if Mellon Funding Corporation or Mellon Financial Corporation has deposited monies on account of certain overdue amounts with the trustee. (Section 602)

Except in cases of default, where a trustee has to act with a required standard of care, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability, called an "indemnity". (Section 703) If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture. (Section
612)

In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

- you must give the trustee written notice that an event of default, or in the case of subordinated securities, a default, has occurred and remains uncured;

- the direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

- the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

- the trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60-day period after receipt of the above notice. (Section 607)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 608) "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

Mellon Funding Corporation and Mellon Financial Corporation will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Sections 1105 and 1106)

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES

The subordinated debt securities are subordinated securities and, as a result, the payment of principal of, and any premium and interest on, the debt securities is subordinated in right of payment to the prior payment in full of all of the senior debt of Mellon Funding Corporation. The guarantees of the subordinated debt securities are subordinated in right of payment to the prior payment in full of all of Mellon Financial Corporation's senior debt. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they come due, the holders of all of our senior debt will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of subordinated debt securities and the guarantees will be entitled to receive any amounts on the subordinated debt and the guarantees. These circumstances include when we make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of Mellon Financial Corporation or Mellon Funding Corporation.

In addition, we are not permitted to make payments of principal of, or any premium or interest on, the subordinated debt securities if we default in our obligation to make payments on senior debt and do not cure such default. (Sections 1401 and 1402)

These subordination provisions mean that if we are insolvent a direct holder of our senior debt may ultimately receive out of our assets more than a direct holder of the same amount of our subordinated debt securities and a creditor of ours that is owed a specific amount may ultimately receive more than a direct holder of the same amount of subordinated debt securities.

"Senior debt" means the principal of, and any premium and interest on, all of our indebtedness, including indebtedness of others that we guarantee, whether such indebtedness exists now or is created, incurred or assumed by us after the date of this prospectus, that is for money we borrow or is evidenced by a note or similar instrument that we have given when we acquire any business, property or assets or that we owe as a lessee under leases that generally accepted accounting principles require us to capitalize on our balance sheet or leases made as part of any sale and leaseback transaction we engage in. Senior debt includes any senior debt securities. Senior debt also includes any amendment, renewal, replacement, extension, modification and refunding of any indebtedness that itself was senior debt. Senior debt does not include any indebtedness that expressly states in the instrument creating or evidencing it that it does not rank senior in right of payment to the subordinated debt securities. Senior debt does not include the subordinated debt securities.

At December 31, 1999, we owed a total of $1,198 million in principal amount of senior debt, without counting any accrued interest on that senior debt. The indenture does not limit the amount of senior debt we are permitted to have, and we may in the future incur additional senior debt.

                             REGARDING THE TRUSTEES

The trustee under the relevant indenture will be named in the prospectus supplement. Any trustee of debt securities may resign or be removed, and a new trustee may be appointed to replace the previous trustee.

In the ordinary course of business, we and our subsidiaries may conduct transactions with the trustees, and the trustees and their affiliates may conduct transactions with us and our subsidiaries.

                               TAX CONSIDERATIONS

Mellon Funding Corporation will be required to withhold the Pennsylvania Corporate Loans Tax from interest payments on debt securities held by or for those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of Pennsylvania trusts. The tax, at the current rate of four mills on each dollar of nominal value ($4.00 per $1,000), will be withheld, at any time when it is applicable, from any interest payment to taxable holders at the annual rate of $4.00 per $1,000 principal amount of the debt securities. The debt securities will be exempt under current law from personal property taxes imposed by political subdivisions in Pennsylvania.

                              PLAN OF DISTRIBUTION

We may sell debt securities to or through underwriters, and also may sell debt securities directly to other purchasers or through agents. Unless otherwise set forth in the prospectus supplement, the obligation of any underwriters to purchase the debt securities will be subject to conditions precedent and these underwriters will be obligated to purchase all the debt securities if any are purchased.

The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

The applicable prospectus supplement will describe the method of distribution of the debt securities.

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any underwriter, dealer or agent that will participate in the distribution of the debt securities will be identified, and any compensation it will receive will be described, in the prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make relating to these liabilities. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the relevant prospectus supplement.

If so indicated in the prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Mellon Financial Markets, LLC, a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of Mellon Funding Corporation, may participate as an agent or an underwriter in offerings of securities. Mellon Financial Markets is a member of the National Association of Securities Dealers, Inc. Because of the relationship among Mellon Financial Markets, Mellon Funding Corporation and Mellon Financial Corporation, offerings of debt securities in which Mellon Financial Markets participates will be conducted in accordance with NASD Rule 2720.

Mellon Financial Markets may engage in offers and sales relating to market-making transactions in the debt securities effected from time to time after the commencement of the offering to which this prospectus relates. Mellon Financial Markets may act as agent in such transactions including as an agent for the counterparty when acting as a principal or as agent for both counterparties. Mellon Financial Markets may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Sales will be made at prices related to the prevailing market prices at the time of sale or at negotiated prices.

Certain of the underwriters, dealers or agents may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

                 VALIDITY OF THE DEBT SECURITIES AND GUARANTEES

Unless a prospectus supplement tells you otherwise, the validity of any debt securities and the related guarantees will be passed upon for us by Carl Krasik, Associate General Counsel and Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258. Information in Tax Considerations has been passed upon for us by Michael K. Hughey, Senior Vice President and Controller of Mellon Financial Corporation and Senior Vice President, Director of Taxes and Controller of Mellon Bank, N.A. Mr. Krasik and Mr. Hughey are also shareholders of Mellon Financial Corporation and hold options to purchase additional shares of Mellon Financial Corporation's common stock. Unless a prospectus supplement tells you otherwise, Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, will, for the underwriters, pass upon the validity of the debt securities and related guarantees distributed in an underwritten offering. Sullivan & Cromwell will rely on the opinion of Mr. Krasik for all matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for us.

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                      WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, we filed a registration statement (Nos. 333-33248 and 333-33248-01) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's public reference rooms in its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and additional documents that we may file with the SEC after the date of this prospectus and before completion of this offering. The documents include periodic reports like annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as well as proxy statements.

- Annual report on Form 10-K for the fiscal year ended December 31, 1999.

- Current report on Form 8-K dated January 19, 2000.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Mellon Financial Corporation
One Mellon Center
Pittsburgh, Pennsylvania 15258
Attention: Investor Relations Department
Telephone (412) 234-5601

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in states where the offer is not permitted. You should not assume that the information appearing in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included in our 1999 annual report on Form 10-K and incorporated by reference in this prospectus have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, included in our 1999 annual report on Form 10-K, and incorporated by reference in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

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